[NOVEMBER 2, 2001 LETTER TO EMPLOYEES REGARDING U S WEST
                        OPTIONS TO APPEAR ON HR WEBSITE]


November 2, 2001

To Qwest Employees Eligible to Participate in the Stock Option Exchange Offer:

On October 31, 2001, we announced the start of a voluntary stock option exchange program for certain outstanding stock options issued under our Equity Incentive Plan. As of today, we have extended the stock option exchange program to include certain outstanding options that were previously issued by U S WEST. If you do not have stock options that were originally issued by U S WEST, the terms of the exchange program have not changed with respect to your options and the following information does not apply to you.

If you have stock options that were originally issued by U S WEST and converted to Qwest options with the acquisition on June 30, 2000, you may elect to exchange the former U S WEST stock options in accordance with the terms and conditions set forth in the exchange offer materials. You may exchange former U S WEST options, however, only if they have a post-conversion exercise price of $35 or more.

On the Q you will find the following documents that you should review before making your decision:

          o     Amended and Restated Offer Circular
          o     Addendum to Offer Circular
          o     Election Form and Release Agreement
          o     Frequently Asked Questions
          o     Instructions for Returning the Election Form

You can access these documents by clicking on http://theq.qwest.net/departments/hr/index.html. [LINK TO HR WEBSITE]

If you have already accessed and printed a copy of the Offer Circular on the Q prior to today, and you simply want to update that information, you can access a supplement to the original Offer Circular by clicking on http://theq.qwest.net/departments/hr/supplement.pdf. [LINK TO EXCHANGE OFFER ADDENDUM] You should read that supplement carefully in connection with the original Offer Circular and related offer materials.

We have also prepared an updated version of the original Offer Circular, which includes both the original information and the information contained in the supplement. You can access the updated Offer Circular by clicking on http://theq.qwest.net/departments/hr/circular.pdf. [LINK TO AMENDED AND RESTATED OFFER CIRCULAR]

You can also access an updated version of frequently asked questions (FAQ's) about the exchange offer by clicking on http://theq.qwest.net/departments/hr/electquestions.html. [LINK TO EXCHANGE 0FFER QUESTIONS AND ANSWERS]

We have also updated the Election Form and Release Agreement used to accept the offer. You can access the new form (which includes the former U S WEST options) by clicking on http://theq.qwest.net/departments/hr/electform.pdf. [LINK TO ELECTION FORM] You should access and print a new election form if you want to accept the exchange offer with respect to any former U S WEST options.

If you have any former U S WEST options, we will also mail the amended and restated Offer Circular, the new Election Form, and additional information to your home. You should receive a package of these materials in the next couple of weeks. I encourage you to read and consider these materials carefully to make the decision that is right for you.




Joseph P. Nacchio